MICROMEM TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 10, 2012

TO THE SHAREHOLDERS OF
MICROMEM TECHNOLOGIES INC.

Take notice that the Annual General Meeting of Shareholders of Micromem Technologies Inc. (the “Company”) will be held at the Albany Club, 91 King Street East, Toronto Ontario, M5C 1G3 at the hour of 10:00 A.M. (Eastern time) on Friday, November 16, 2012, for the following purposes:

1.	to place before the Meeting the financial statements for the fiscal year of the Company ended October 31, 2011 together with the auditors’ report thereon;

2.	to elect Directors for the ensuing year;

3.	to appoint the auditors for the ensuing year and authorize the Directors to fix their remuneration;

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Directors have fixed the close of business on October 17, 2012 as the record date for determining shareholders who are entitled to attend and vote at the Meeting. Shareholders who are unable to attend the Meeting in person are urged to complete and sign the enclosed form of proxy and return it to the transfer agent. To be valid, proxies must be received at the office of Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, no later than Wednesday, November 14, 2012 at 10:00 a.m. (Eastern time), or if the Meeting is adjourned, no later than 48 hours (excluding Saturday, Sunday and holidays) before such adjourned meeting.

Shareholders entitled to vote who do not expect to be present at the Meeting are urged to date, sign and return the enclosed form of proxy.

DATED at Toronto, Ontario this 10th day of October, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

Joseph Fuda (signed)
President, C.E.O. and Director

MICROMEM TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Circular is furnished in connection with a solicitation of proxies being made by the management of Micromem Technologies Inc. (the “Company”) for use at the annual general meeting of the shareholders of the Company to be held at the date, place and time and for the purposes set forth in the Notice of Meeting accompanying this Circular and at any adjournment thereof (the “Meeting”).

Except as otherwise stated, the information provided in this Circular is given as of October 10, 2012.

APPOINTMENT OF PROXY

The persons named in the accompanying form of proxy are Directors and officers of the Company. A shareholder has the right to appoint as proxyholder a person (who is not required to be a shareholder) other than the persons whose names are printed as proxyholders in the accompanying form of proxy, by striking out said printed names and inserting the name of his or her chosen proxyholder in the blank space provided for that purposes in the form of proxy.

The common shares represented by proxy will be voted or withheld from voting or voted for or against in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will voted accordingly.

DEPOSIT OF PROXY

To be valid, proxies must be deposited at the office of Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1, no later than 10:00 a.m. (Eastern time) on Wednesday, November 14, 2012, or if the meeting is adjourned, no later than 48 hours (excluding Saturday, Sunday and holidays) before such adjourned meeting.

REVOCATION OF PROXY

Any shareholder giving a proxy to attend and vote at the Meeting has the right to revoke the proxy:

(a)	by depositing in writing executed by such shareholder or by his or her attorney authorized in writing:

i.

at the registered office of the Company c/o 121 Richmond St W, Suite 304, Toronto, Ontario M5H 2K1 at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the proxy is to be used; or

	ii.	with the chair of the Meeting on the day of the Meeting or an adjournment thereof; or

(b)	in any other manner permitted by law.

A proxy is valid only with respect to the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to persons who beneficially own common shares, as a substantial number of persons do not hold common shares in their own name. Shareholders who hold common shares through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP, TSFA or similar plan) or who otherwise do not hold the common shares in their own name should note that only proxies deposited by persons whose names appear on the record of the Company may be recognized and acted upon at the Meeting. Common shares held through intermediaries by shareholders who have not received the Meeting materials directly from the Company or Equity Financial Trust Company (the “Transfer Agent”) can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those common shares are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the common shares held by them. The Directors and officers of the Company do not know for whose benefit the common shares registered in the name of the intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Company.

Applicable securities laws require intermediaries to forward meeting materials and seek voting instructions from beneficial holders of common shares in advance of the Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their common shares are voted at the Meeting. Typically, intermediaries will use service companies to forward meeting materials and voting instructions to beneficial holders. Beneficial holders who receive Meeting materials from an intermediary will generally either be provided with:

(a)

a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned common shares should properly completed the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(b)

more typically, a voting instruction form, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the voting instruction form.

The purpose of these procedures is to permit beneficial holders to direct the voting of the common shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or voting instruction form from an intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person’s name) in the blank space provided or, in the case of a voting instruction form, contact the intermediary. A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary’s service company.

METHOD OF SOLICITATION

The solicitation of proxies by the Company will be made primarily by mail, but may also be carried out by officers and employees of the Company. The cost of the solicitation of proxies will be borne by the Company.

VOTING SHARES

As of the close of business on October 10, 2012, there were 130,701,175 outstanding common shares entitled to be voted at the Meeting. Each holder of common shares as of the record date of October 17, 2012 is entitled to vote at the Meeting. Each shareholder is entitled to one vote with respect to each common share held.

VOTE REQUIRED

The resolutions to be presented at the Meeting for the election of Directors and the appointment of an auditor are ordinary resolutions requiring the favourable vote of a majority of the common shares represented and voting in person or by proxy on such resolutions at the Meeting.

PROXY VOTING

In the case of voting in respect of the election of Directors and the appointment of an auditor, common shares represented by an effective proxy given by any shareholder in the form provided will be voted or withheld from voting in accordance with the instructions specified therein and, where no choice is specified, will be voted FOR the nominees for Directors, FOR appointment of Collins Barrow Toronto LLP Licensed Public Accountant as auditors.

The form of proxy confers discretionary power in respect of amendments or variations to matters identified in the notice of meeting and other matters that may properly come before the Meeting. At the date of this circular, there were no amendments or variations to such matters or any other matters to come before the Meeting known to the Board of Directors.

The Shareholders will also receive, if so requested, the Company’s annual consolidated financial statements for the fiscal year ended October 31, 2011, and the auditors’ report thereon.

PRINCIPAL SHAREHOLDERS

To the knowledge of the Directors and executive officers of the Company, as October 10, 2012, no person beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the votes attached to all of the outstanding voting shares.

MATTERS TO BE ACTED UPON AT THE MEETING

ELECTION OF DIRECTORS

The Articles of the Company provide for a minimum of one Director and a maximum of twelve Directors, as determined by the Board of Directors. The proposed number of Directors to be elected at the Meeting is eight. The board of directors recommends a vote “for” the election of each of its proposed nominees to serve on the Company’s board of directors until the next annual meeting of shareholders. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated in the table below opposite the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the common shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the persons designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table states the names of the persons nominated by management for election as Directors, their province/state of residency, current principal occupation, business or employment and the same for the previous five years unless disclosed in a information circular previously provided to shareholders, and the number of shares of the Company beneficially owned, directly, or indirectly, or over which control or direction is exercised, by each of them as of October 10, 2012. If elected, the term of office as Director for each nominee will expire at the next annual shareholders’ meeting. The information as to shares beneficially owned or controlled has been furnished by each of the management nominees:

Name, Province/State of Residence and Director Since	Principal Occupation	Number of Voting Securities Beneficially Owned or Controlled
Joseph Fuda Ontario, Canada (February 2002)	President and Chief Executive Officer of the Company, President of Echo Power Generation Inc. and Twenty Two Degree Energy Corp. (private corporations)	191,500(1) /0.10%
Salvatore Fuda(6) Ontario, Canada (January 1992)	Chairman of the Company and Chairman of Leader Capital Corp. (a private corporation)	6,564,167(2) / 5.00%
Andrew Brandt(4),(5) Ontario, Canada (June 2000)	Retired as Chair and Chief Executive Officer of the Liquor Control Board of Ontario in February 2006.	110,000 / 0.10%
David Sharpless(4), Ontario, Canada (March 2001)	Chairman and CEO of Maverick Inc. (a private corporation)	100,000 / 0.10%

Name, Province/State of Residence and Director Since	Principal Occupation	Number of Voting Securities Beneficially Owned or Controlled
Steven Van Fleet New York, U.S.A. (March 2002)	Business Development Manager of the Company; President of Micromem Applied Sensor Technologies Inc.	– / –
Larry Blue Maryland, U.S.A. (November 2005)	Vice-President and General Manager, Multek Inc., a subsidiary of Flextronics.	193,600 / 0.10%
Oliver Nepomuceno(4),(5) Lugano, Switzerland (June 2006)	Investment banker for Crystal Business SA., a Swiss investment company located in Lugano, Switzerland.	953,572 / 0.70%
Alex Dey (3),(5) (6) Ontario, Canada (September, 2010)	Retired since August 1, 2004. Prior to August 1, 2004, Mr. Dey was the sole proprietor of Alex Dey, Chartered Accountant. He is currently President of a private company that provides accounting and tax services.	700,000 / 0.54%

Notes:

(1)	177,220 of these common shares are indirectly held by a family member of Joseph Fuda.
(2)	4,746,250 of these common shares are indirectly held by a corporation.
(3)	332,387 of these common shares are indirectly held by a corporation; 67,613 are indirectly held by a family member of Alex Dey.
(4)	Member of the Audit Committee.
(5)	Member of Compensation Committee.
(6)	Member of the Disclosure Committee

Cease Trade Orders and Bankruptcies

In January 2009, the TSXV issued a cease trade order on XGEN Ventures Inc. for various disclosure related matters. These matters were satisfactorily resolved and the cease trade order was lifted and the Company’s shares resumed trading in May 2009. Dan Amadori was the CFO and a Director of XGEN during this period.

APPOINTMENT OF AUDITORS

The auditor of the Company is currently Collins Barrow Toronto LLP, Chartered Accountants of Toronto, Canada (“Collins Barrow”). Collins Barrow was appointed as the auditors of the Company on June 30, 2009. The Audit Committee meets on a regular basis and conducts periodic reviews of all professional services. After such review, the Board recommends the reappointment of Collins Barrow Toronto, LLP, Licensed Public Accountants as the Company’s independent auditors to hold office until the next annual meeting of shareholders.

The board of directors recommends a vote “for” the appointment of Collins Barrow as independent auditors for the Company until the next annual meeting of shareholders or until a successor is appointed and the authorization of the board of directors to fix the auditors’ remuneration. Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Collins Barrow as the auditor of the Company until the close of the next annual meeting of the shareholders of the Company, or until its successor is appointed, and the authorization of the board of directors of the Company to fix the remuneration of the auditor of the Company.

OTHER MATTERS

The Company knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent in accordance with their judgement on such matters.

EXECUTIVE COMPENSATION AND RELATED MATTERS OVERVIEW:

In accordance with Form 51-102F6, Statement of Executive Compensation, the Company provides the following summary observations and the additional commentaries as set out in the following sections of this Circular:

  The Company’s Compensation Committee has the responsibility to decide on all compensation-related matters and to make their recommendations to the Board of Directors.

  Stock option awards are typically determined on an annual basis for directors, officers and employees. All stock option awards are determined by the Compensation Committee in consultation with management. The related cost of the stock option awards is calculated in accordance with the Black Scholes option-pricing model. Stock option awards are typically for a 5 year period and are fully vested at the date of issue. The issue price is set at the market price on the date of issue or at higher than market price.

  The Company has no pension plans in place.

  There are no long-term contracts with stipulated benefits that would arise in a change of control scenario.

  Directors receive no cash compensation for services provided as directors of the Company. On an annual basis, directors may be awarded stock options. 5,875,000 stock options were awarded to Directors in 2011.

  Four executive officers receive compensation from the Company under the terms of contracts that have been approved by the Compensation Committee. These contracts are on a month to month basis.

EXECUTIVE COMPENSATION

The following table sets forth compensation information for the three fiscal years ended October 31, 2011, 2010 and 2009 for the Chairman, the Chief Executive Officer, the Chief Financial Officer and the President of the Company's subsidiary, MAST. No other officer or employee received compensation in excess of $100,000.

					Non-equity incentive plan compensation
			Share-	Option-		Long-
Name and			based	based	Annual	term		All other	Total
Principal	Fiscal	Salary	awards	awards	incentive	incentive	Pension	Compensation	Compensation
Position	Year	(US$)	($)	($)	plans	Plans	value ($)	(US$)	($)

Joseph Fuda,	2011	162,481	-	236,077	-	-	-	-	398,558
CEO (2)	2010	153,469	-	48,644	-	-	-	-	202,113
	2009	137,762	-	145,214	22,508	-	-	-	305,484

Salvatore Fuda,	2011	152,326	-	118,038	-	-	-	-	270,364
Chairman (3)	2010	143,877	-	-	-	-	-	-	143,877
	2009	129,149	-	145,214	-	-	-	-	274,363

Dan Amadori,	2011	152,326	-	118,038	-	-	-	-	270,364
CFO (4)	2010	143,877	-	5,945	-	-	-	-	149,822
	2009	132,279	-	145,214	22,508	-	-	-	300,001

Steven Van	2011	180,000	-	118,038	-	-	-	-	298,038
Fleet, Business	2010	180,000	-	10,064	-	-	-	-	190,064
Development	2009	198,000	-	145,214	-	-	-	-	343,214
Manager (1)(5)

Notes:

(1)

Steven Van Fleet has served as a director of the Company for 9 years and has been the President of the Company’s wholly-owned U.S. subsidiary, Micromem Applied Sensor Technologies, Inc., since its inception in 2008.

(2)	Joseph Fuda was awarded 2,000,000 options in 2011 and 150,000 options in 2009.
(3)	Salvatore Fuda was awarded 1,000,000 options in 2011 and 150,000 options in 2009.
(4)	Dan Amadori was awarded 1,000,000 options in 2011 and 150,000 options in 2009.
(5)	Steven Van Fleet was awarded 1,000,000 options in 2011 and 150,000 options in 2009.

The significant terms of, and factors necessary to understand, the compensation set out in the table above are described in the sections entitled “Option Plan”, “Compensation of Directors” and “Compensation Committee” below.

Outstanding Share-Based Awards and Option-Based Awards

Option-Based Awards
Name	Number of	Option	Option	Value of	Number of	Market or
	securities	exercise	expiration	unexercised in-	shares or units	payout value of
	underlying	price	date	the-money	of shares that	share-based
	unexercised			options	have not vested	awards that
	options					have not vested
	(#)	($)		($)	(#)	($)
Salvatore Fuda,	1,000,000	0.20	Oct. 31, 2016	-	-	-
Chairman of the	110,000	0.35	Apr. 10, 2017	-	-	-
Board of Directors
and Director
Joseph Fuda, Chief	2,000,000	0.20	Oct. 31, 2016	-	-	-
Executive Officer	30,000	0.35	Apr. 10, 2017	-	-	-
and Director
Steven Van Fleet,	1,000,000	0.20	Oct. 31, 2016	-	-	-
Director and	500,000	0.35	Apr. 10, 2017	-	-	-
President of
MAST, Inc.
Dan Amadori,	1,000,000	0.20	Oct. 31, 2016	-	-	-
Chief Financial	190,000	0.35	Apr. 10, 2017	-	-	-
Officer

The significant terms of, and factors necessary to understand, the awards set out in the table above are described in the sections entitled “Option Plan”, “Compensation of Directors” and “Compensation Committee” below.

Option Grants during the Most Recently Completed Financial Year

5,000,000 options were granted to the Named Executive Officers pursuant to the Company’s Stock Option Plan during 2011.

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year
Salvatore Fuda, Chairman of the Board of Directors and Director	116,426	Nil	Nil
Joseph Fuda, Chief Executive Officer and Director	232,852	Nil	Nil
Steven Van Fleet, Director and President of MAST, Inc.	116,426	Nil	Nil
Dan Amadori, Chief Financial Officer	116,426	Nil	Nil

The significant terms of, and factors necessary to understand, the grants set out in the table above are described in the sections entitled “Option Plan” and “Compensation of Directors” below.

Aggregated Option Exercises during the Most Recently Completed Financial Year and Financial Year-End Option Values

There were no aggregate options exercised by Named Executive Officers during the Company’s most recently completed financial year.

Director Compensation of Non-NEO Directors

Name	Fees earned ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(1) ($)	Total ($)
Andrew Brandt	-	-	40,749	-	-	-	40,749
David Sharpless	-	-	52,392	-	-	-	52,392
Larry Blue	-	-	58,213	-	-	-	58,213
Oliver Nepomuceno	-	-	40,749	-	-	-	40,749
Alex Dey	-	-	11,643	-	-	-	11,643

The significant terms of, and factors necessary to understand, the compensation set out in the table above are described in the sections entitled “Option Plan”, “Compensation of Directors” and “Compensation Committee” below.

EMPLOYMENT CONTRACTS

Salvatore Fuda

Salvatore Fuda was engaged by the Company to provide certain management services and to serve as Chairman of the board of directors in exchange for compensation based on a percentage of the increase of the market capitalization on a year-over-year basis and subject to a minimum annual compensation amount of (Cdn.)$150,000. Under the terms of his employment agreement, the Company has the option of either paying Mr. Fuda in cash or issuing common shares, provided that the cumulative maximum number of shares that can be issued under the agreement is 2,000,000. The contract expired in December 2010. Mr. Fuda’s remuneration in 2011 is on a month to month basis at an annual rate of $150,000 (CDN). There are no provisions for any additional payments upon termination.

Joseph Fuda

Joseph Fuda was appointed as the Company’s Chief Executive Officer on February 13, 2002. He was paid compensation of (US)$162,481 during the 2011 fiscal year. He was engaged by the Company to provide management services under a two year contract from May 2008 – 2010. In May 2010, the Compensation Committee extended the contract through December 2010 and thereafter on a monthly basis on the same terms and conditions. The contract stipulates an annual base amount of remuneration of (CDN) $160,000 for his services. There are no provisions for any additional payments upon termination.

Dan Amadori

Dan Amadori was appointed Chief Financial Officer of the Company on June 29, 2004. During 2011, he received aggregate compensation of (US)$152,326 for such services. He was engaged through his company, Lamerac Financial Corp. by the Company to provide management services under a two year contract from May 2008 – 2010. In May 2010 the Compensation Committee extended the contract through December 2010 and thereafter on a monthly basis on the same terms and conditions. The contract stipulates an annual base amount of remuneration of (CDN) $150,000 for his services. There are no provisions for any additional payments upon termination.

Steven Van Fleet

Steven Van Fleet has been engaged to provide management services as President of Micromem Applied Sensor Technologies Inc. under a three year contract from May 2008 – 2011. The contract has since been extended on the same terms on a month to month basis and stipulates an annual base amount of remuneration of US $180,000 for his services. There are no provisions for any additional payments upon termination.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The information following regarding the Company’s Stock Option Plan is as of October 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column
Equity Compensation Plans approved by securityholders	37,847,639	$0.29	717,000
Total	37,847,639	$0.29	717,000

Option Plan

The purpose of the Stock Option Plan is to strengthen retention of key management employees, to align their interests with those of shareholders and to provide incentive compensation. As at October 31, 2011, there were options outstanding under the Stock Option Plan to purchase 11,175,000 common shares representing 9.6% of the issued and outstanding common shares of the Company.

Historically, options are granted under the Stock Option Plan to employees, officers and Directors of the Company as determined by the Board of Directors. Effective March 26, 2008, the Board of Directors established the Compensation Committee. All decisions in respect of the Stock Option Plan are made by the Compensation Committee and are subject to approval by the Board of Directors of the Company.

Under the Stock Option Plan, options are granted at not less than the closing price of the common shares on the day before the date of grant. Options may be issued with vesting provisions as determined at the time of grant. The expiry date for options granted under the Stock Option Plan can be any time up to ten years from the date of grant. Options cannot be transferred or assigned by a participant.

Options expire under the Stock Option Plan on the earliest of (i) on the day following termination of employment for unvested options and for vested options, three months following the day of voluntary termination of employment by a participant (other than for just cause or by reason of death or disability), unless otherwise extended provided the extension cannot be beyond the earlier of the option termination date or three years, (ii) immediately upon termination by the Company or a subsidiary of employment for just cause, (iii) upon disability unless extended which extension cannot be beyond the option termination date, and (iv) one year following the death of a participant for options vested and that vest within that period, or (v) the option termination date.

The Board of Directors of the Company, subject to any regulatory or required shareholder approval, has the power under the Stock Option Plan to amend or terminate the Stock Option Plan at any time, provided, however, that any such amendment or termination shall not materially adversely affect the rights of a participant.

COMPENSATION OF DIRECTORS

The amount and form of Director compensation is reviewed periodically by the Board of Directors. The Directors do not currently receive cash compensation from the Company for their participation on the Board of Directors or as a member of a Committee. The Company does, from time to time, grant options to its Directors to purchase common shares of the Company which options are granted pursuant to the Company’s Stock Option Plan. Such options are offered to Directors at prices that are equal to or above the market price for the common shares at the date that the options are granted. The Company granted 5,875,000 Stock Options to Directors in 2011.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or senior officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or senior officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of the Directors.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

None of the insiders of the Company, no proposed nominee for election as a Director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Company and its subsidiaries have Directors and Officers liability insurance providing a total of $2,000,000 coverage for both Directors and officers as a group. The Company indemnifies, subject to applicable law, all Directors and officers and is liable in respect of Directors and officers for the $125,000 deductible. Premium payments totalling $58,401 were made by the Company for the period December 31, 2011 to December 31, 2012.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Board of Directors of the Company is responsible for the stewardship of the Company and for the supervision of management to protect shareholder interests. The Board oversees the development of the Company’s strategic plan and the ability of management to continue to deliver on the corporate objectives. The independent directors, when necessary, hold in-camera sessions exclusive of non-independent directors and members of management which facilitates open and candid discussion amongst the independent directors and a degree of independent supervision over management.

Five of the eight members of the Board are independent as defined in National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”). The independent directors are Andrew Brandt, Larry Blue, Oliver Nepomuceno, Alex Dey and David Sharpless. Three of the eight members of the Board are not independent, those being Joseph Fuda, Salvatore Fuda and Steven Van Fleet. Joseph Fuda and Salvatore Fuda are not independent as a result of their being members of the Company’s management and Steven Van Fleet is not independent because he serves as President of the Company’s wholly-owned subsidiary, Micromem Applied Sensor Technologies Inc..

The Board of Directors has adopted a Governance Committee Charter. To date the tasks associated with the Governance Committee have been discharged by the Audit Committee.

Directorships

The following members of the Board of Directors are also directors of other reporting issuers:

David Sharpless	-	Copernican International Financial Split Corp. (TSX)
Copernican World Banks Split Inc. (TSX)

Orientation and Continuing Education

The Company does not have an orientation and education program in place for new board members. New board members will participate in such training and orientation as may be deemed by the Board to be necessary or appropriate in the circumstances.

Audit Committee

The text of the audit committee charter is disclosed in Schedule “A” of this circular.

The Audit Committee is currently composed of three directors: David Sharpless (Chair), Oliver Nepomuceno and Andrew Brandt. All three members of the audit committee are independent and financially literate as defined in NI 52-110.

David Sharpless (Chair) –	Mr. Sharpless acted as legal counsel for a number of private and public companies and currently serves on the board of a number of publicly listed and private companies.
Oliver Nepomuceno –	Mr. Nepomuceno is an investment banker located in Switzerland and has participated in a variety of transactions in various global jurisdictions. He has acted on behalf of a number of private and public companies. Mr. Nepomuceno also serves on the Compensation Committee.
Andrew Brandt –	Mr Brandt served as the Chair and Chief Executive Officer of the Liquor Control Board of Ontario (LCBO) from 1991 to 2006 with annual sales of more than $3.3billion. Mr. Brandt entered Canadian politics in 1971, serving on the Council of the City of Sarnia for almost a decade including 3 terms as mayor and in 1985 became Minister of Industry and Trade in 1985. Mr. Brandt also serves on the Compensation Committee.

The Audit Committee acts on behalf of the Board in reviewing certain financial information prepared for public distribution, in monitoring internal accounting controls and in monitoring the business conduct of the Company. This Committee is also responsible for assuring that the Company’s financial statement accurately portray the financial position of the Company and the results of its operations. It reviews other matters relating to the financial position of the Company and the results of its operations. As the Committee sees fit and recommends the appointment, change or reappointment of the external auditor. It also reviews and approves the non-audit services provided by the external auditor. In doing so, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor.

Since the commencement of the issuer’s most recent financial year, no recommendation of the audit committee to nominate or compensate an external auditor was not adopted by the board of directors. The Audit Committee met on a quarterly basis in 2011 and in 2012.

The Audit committee meets annually with the independent auditors to review the scope, proposed audit fees and related detail of the forthcoming annual year-end audit to be conducted by the independent auditors. The audit committee also reviews the extent of “non-audit” services and related fee proposals that may be requested from the independent auditors from time to time. In doing so, the Audit Committee considers whether the provision of these nonaudit services may impact the objectivity and independence of the external auditor.

The Company is relying on the exemption for venture issuers contained in section 6.1 of National Instrument 51-110, regarding certain disclosure pertaining to the composition of the audit committee and non-venture issuer reporting obligations.

Fees Paid to Auditors

The following sets out fees paid to Collins Barrow in 2011, 2010 and 2009. All amounts given are in Canadian Dollars.

	2011	2010	2009
Audit Fees:	83,378	99,000	$134,000

Tax Fees:	0	10,000	0
All Other Fees (1):	258	11,000	0
Total:	$83,636	$120,000	$134,000

(1) All Other Fees refer to professional services in connection with required securities filings

The Audit Committee determined that the provision of the non-audit services (comprised primarily of services provided to the Company in connection with the preparation and filing with the U.S. Securities and Exchange Commission a Registration Statement on Form S-8) described above did not compromise the independence of SLF for purposes of performing audit services for the Company in 2007 - 2008.

Disclosure Committee

The Disclosure Committee is currently composed of two Directors: Salvatore Fuda and Alex Dey. This Committee works in concert with the Chief Executive Officer and the Chief Financial Officer and is primarily responsible for ensuring compliance with the Company’s disclosure policy as the same applies to all public disclosures and statements made by or about the Company. The Disclosure Committee works closely with the Audit Committee with respect to all financial disclosure made by the Company. The Disclosure Committee meets on an as required basis. In addition to the scheduled meetings the committee meets if and when an issue pertaining to disclosure is required.

Compensation Committee

The Compensation Committee is currently composed of three Directors: Oliver Nepomuceno, Andrew Brandt and Alex Dey. The Committee ensures that the Company has a plan for continuity of its officers and an executive compensation plan that is competitive to retain executive management and other key personnel. The Committee also provides recommendations to the Board of Directors regarding the Company’s Stock Option Plan. The Compensation Committee was formed by the Board of Directors on March 26, 2008. The Compensation Committee met several times during 2011. The Committee makes its recommendation pertaining to compensation based on competitive market rates that exist in similar industries and companies both private and public.

Nomination of Directors

The Company does not presently have a Nominations Committee. The Board, as a whole, reviews the size of the Board of Directors to ensure the facilitation of effective decision making. Where changes to the composition of the Board are deemed to be beneficial to the Board as a whole, the Board will collectively identify, put forward suitable candidates or consider nominees, if any, recommended by shareholders.

Committee Charters

The Charter for the Audit Committee, Disclosure Committee, Compensation Committee and Governance Committee were included in the prior year’s Information Circular and are unchanged in 2011. The charters are also disclosed on the Company’s website.

Assessments

In view of the size and current state of the Company’s development and the number of directors on the Board, the Board has not felt it necessary at the present time to adopt a formal process to assess Board, committee and individual director effectiveness. In view of the frequency of both formal and informal Board meetings during the course of the year there is ample opportunity for each director to assess the effectiveness of all other directors. The Company is not proposing to adopt a formal process for assessment at the present time.

Ethical Conduct

The company ensures that all employees, executives and Board members conduct their actions in an ethical manner by enforcing the existing corporate governance policies and charters described hereto. In the event there is a need to implement additional corporate governance policies the company will assess the need to enact the appropriate policy and oversee the implementation and enforcement of that policy.

ADDITIONAL INFORMATION

The Company’s approach regarding the disclosure of information is in compliance with the requirement of the applicable securities authorities. As a reporting issuer subject to the certain securities legislations various jurisdictions, the Company is required to file financial statements, information circular and certain other materials with various securities regulators.

It is the policy of the Company to be receptive to shareholder comments or questions in any form. Also, the Company will promptly provide answers to shareholder inquiries, while being guided by legal requirements with respect to confidentiality and disclosure policies.

Additional information relating to the Company for the fiscal year ended October 31, 2011, is filed with Canadian securities administrators. Financial information is provided in the Company’s consolidated financial statements and related Management’s Discussion and Analysis (“MD&A”) for 2011. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of the Company’s financial statements and MD&A may also be accessed at www.micromeminc.com and obtained by any person without charge by writing to the Company to the attention of its Chief Information Officer, 121 Richmond Street West, Suite 304, Toronto, ON M5H 2K1.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Proxy Circular have been approved by the Board of Directors of the Company.

DATED at Toronto, Ontario this 10th day of October, 2012.

MICROMEM TECHNOLOGIES INC.
Joseph Fuda (Signed)
Chief Executive Officer and President

SCHEDULE “A”
Audit Committee Charter

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF MICROMEM TECHNOLOGIES INC.

1.	General

The primary focus of the Audit Committee (the “Committee”) is to assist the Board of Directors (the “Board”) in its general oversight of the Corporation’s financial reporting, internal control and audit functions. Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to assure compliance with accounting standards, applicable laws and regulations. The Corporation’s independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards. The Committee serves a board level oversight role in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with the auditors and the experience of the members in business, financial and accounting matters.

2.	Organization

Audit Committee members shall meet the requirements of the exchange(s) upon which the Corporation is listed as well as all governing regulatory bodies. The Committee shall comprise three or more Directors as determined by the Board of Directors, a majority of whom shall be independent non-management Directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall be financially literate. The Committee members shall be appointed by the Board of Directors. The Board of Directors shall designate the Chairman of the Committee annually. The Corporation relies on certain exemptions from the requirement that all members of the audit committee be independent set forth in National Instrument 52-110 to the extent that one or more members of the audit committee are not independent.

3.	Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. At least one meeting (or more frequently as appropriate) should be with management and the independent auditors in separate executive sessions to discuss any matters that the Committee or any of these groups believe should be discussed privately. Meetings may be held in person in or by telephone conference. The Committee shall report on a regular basis its activities to the Board and shall make such recommendations to the Board as it deems appropriate.

4.	Responsibilities And Processes

The primary responsibility of the Audit Committee is to oversee the Corporation’s financial reporting process on behalf of the Board and report the results of its activities to the Board. The Committee should take the appropriate actions to set the overall corporate example for quality financial reporting, sound business risk practices and ethical behaviour. The Committee is not expected to audit the Corporation, to define the scope of the audit, to control the Corporation’s accounting practices, or define the standards to be used in preparing the Corporation’s financial statements. Corporation management is responsible for preparing the financial statements and the independent auditors are responsible for auditing those statements. The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement or deviate from them as appropriate. The Committee shall:

  Evaluate, review and recommend to the Board the selection (or, where appropriate, replacement) of the Corporation’s independent auditors, subject to approval by the Corporation’s shareholders.

  Provide guidance to, and receive reports from, the Corporation’s independent auditors and financial management.

  Review the interim financial statements and earnings release (if any) with management, prior to releasing the same to the public. The Chairperson (or other Committee delegate) may represent the entire Committee for purposes of review with management and the independent auditors.

  Discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

  Review with management and the independent auditors the financial statements as required in Canadian jurisdictions where the Corporation is a reporting issuer and provide judgments about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments and the clarity of the disclosure in the financial statements.

  Meet annually with the independent auditors to review the scope, proposed audit fees and related detail of the forthcoming annual year-end audit to be conducted by the independent auditors. Review the extent of “non-audit” services and related fee proposals that may be requested from the independent auditors from time to time.

  Discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Corporation’s system to monitor and manage business risk, as well as legal and ethical compliance programs.

  Evaluate the professional competency of the financial staff and the internal auditors, as well as the quality of their performance in discharging their respective responsibilities.

  Consult with management in an effort to resolve areas of questionable performance or deficiencies in structure or personnel.

  Discuss with the independent auditors the auditors’ independence from management and the Corporation.

  Review this Charter annually and recommend to the Board appropriate changes to it.

Approved by the Audit Committee